Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. AND BRASIL TELECOM PARTICIPAÇÕES S.A. RELATING TO THE PROPOSED MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”).

In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which has been mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

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EXHIBIT INDEX

Exhibit Number	Description of Document

1	Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom Participações S.A. held on September 30, 2009 (English translation).

2	Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A. held on September 30, 2009 (English translation).